1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com Joseph A. Hoffman (214) 659-4593 Phone (214) 659-4861 Fax jhoffman@andrewskurth.com

May 17, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stratus Properties Inc.

Revised Preliminary Proxy Statement filed on Schedule 14A

Filed May 13, 2016, by Carl E. Berg, David M. Dean and Michael Knapp

File No. 001-37716

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Carl E. Berg (“Mr. Berg”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by the undersigned orally on Monday, May 16, 2016 (the “Staff Comments”) relating to the above referenced Revised Preliminary Proxy Statement (the “Proxy Statement”).

In this letter, we have reproduced the Staff Comments in italicized, bold type and followed each comment with Mr. Berg’s response to that comment.

Reasons for the Distribution, page 9

1.	The second to last sentence in the first paragraph could be read to imply that Mr. Berg believes he knows the preference of the Company’s stockholders. Please clarify this sentence in the first paragraph to indicate the stockholder preference will be determined by vote at the annual meeting.

Response:	The second to the last sentence of the first paragraph has been amended to read, in its entirety, as follows:

“Despite this effort, the Berg Group believes it important to indicate to the Board the Company’s stockholders preference regarding the sale of the Company or its assets, which preference will be determined by the vote of Company stockholders at the 2016 Annual Meeting.”

Austin    Beijing    Dallas    Houston    London     New York    Research Triangle Park    The Woodlands    Washington, DC

Securities and Exchange Commission

May 17, 2016

Proxy Card

2.	Rule 14(a)(4)(d)(3) provides that no proxy may confer authority to vote with respect to more than one meeting. Please revise the first page of the proxy card to delete in the first and second paragraphs the phrase “or any special meeting that may be called in lieu thereof.”

Response:	The referenced paragraphs have been so revised to delete this language.

Per our discussion, Mr. Berg has incorporated these responses in his Definitive Proxy Statement that is being filed with the Commission on Tuesday morning, May 17, 2016.

Thank you.

Very truly yours,

/s/ Joseph A. Hoffman

Joseph A. Hoffman

cc:	Mr. Carl E. Berg

Mr. David M. Dean

Mr. Michael Knapp

Mr. Stephen Robinson

Mr. Dudley W. Murrey